Exhibit A

Mr. Locke also directly owns employee stock options to purchase shares of Class A Common Stock as follows:

Option to purchase 3,500 shares with (i) exercise price of $101.25 per share,
(ii) vesting in five equal annual installments beginning on 03/31/2002 and
(iii) expiration on 02/21/2011.

Option to purchase 5,100 shares with (i) exercise price of $20.69 per share,
(ii) vesting in three equal annual installments beginning on 02/08/2006 and
(iii) expiration on 02/08/2013.